

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2017

Thomas Lashan
Chief Executive Officer
Australian Formulated Corporation
11th Floor, Tung Tex Building
203 Wai Yip Street
Kwun Tong Kowloon, Hong Kong

Re: Australian Formulated Corporation
Registration Statement on Form S-1
Filed March 23, 2017
File No. 333-216896

Dear Mr. Lashan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Preliminary Prospectus, page 1

2. You indicate that "[t]he proceeds from the sale of the securities will be placed directly into the Company's account . . . ." Please clarify that this statement is true only for those shares sold on behalf of the Company.

Risk Factors, page 5

3. Please include a risk factor about the conflict of interest created by Mr. Lashan's ability to simultaneously sell shares as a selling shareholder and to sell shares on behalf of the Company.

4. We note your disclosure on page 10 that "[t]he initial public offering price for [y]our common stock will be determined through negotiations between [you] and the underwriters." Please revise this statement for consistency with your disclosure elsewhere that shares will be offered at a fixed price of $0.60 per share and that this is a self-underwritten offering.

Management's Discussion and Analysis, page 14

5. It appears that your anticipated use of proceeds from this offering could cause your future results and future liquidity to differ materially from the results and liquidity seen in your historical financial statements. To better comply with Items 303(A)(1) and (A)(3)(ii) of Regulation S-K, please disclose your plan of operations for the next 12 months including how you anticipate using the proceeds from this offering, the expected timing of using these proceeds, and the reasonably likely impact on your future results and liquidity. Since no minimum number of shares must be sold in the offering and the resulting proceeds could vary widely, please consider separately describing the scenario if 25%, 50%, 75%, and 100% of the offered shares are sold.

Description of Business, page 15

6. Please provide the information required by Item 101(h)(4)(vi) of Regulation S-K, which may include the information from Note 9 of the financial statements. Please also disclose the method by which you have made sales of your product. In this regard, we note your disclosure on page 16 indicates that your product is not yet carried at supermarkets or other retail locations.

7. Please provide the information required by Items 101(h)(4)(viii) and 101(h)(4)(ix). In this regard, we note the first risk factor on page 6.

Dilution, page 18

8. Please revise the net value calculations shown so that "net proceeds from this offering" is calculated as the gross proceeds from the offering less the offering expenses. For example, if 100% of the shares are sold, the net proceeds appear to be $1,178,400.

Selling Shareholders, page 19

9. Please confirm that the post-offering percentage is correct for Mr. Flannery. It appears that 0.793% may be the correct figure.

Plan of Distribution, page 20

10. Please disclose the selling shareholders' plan of distribution.

Security Ownership of Certain Beneficial Owners and Management, page 26

11. For Greenpro Asia Strategic SPC- Greenpro Asia Strategic Fund SP, please provide an address and confirm that you have identified the person or persons with voting or investment power over those shares. See Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 26

12. It appears that each of the transactions discussed in Note 7 of the financial statements is required disclosure under Item 404(c) of Regulation S-K. If this is correct, please disclose each in this section and provide the information required by Item 404(a)(1) of Regulation S-K.

Financial Statements for the Period Ended January 31, 2017

Note 1. Organization and Business Background, page F7

13. We note from disclosures elsewhere in this filing that you acquired your subsidiaries AFC ANS Baby Holdings Limited and Australian Formulated Limited on January 16, 2017. We further note your disclosure on page 2 that you paid consideration of $1.00 to acquire these entities. Please tell us in more detail how the purchase price was determined and why you were able to acquire these entities for a nominal amount of consideration. Your response should include but not be limited to the following information:

- Please tell us whether and how these acquired companies were related to your majority shareholder Thomas Lashan prior to their acquisition by you.

- Please tell us whether these acquired companies generated any revenue or incurred any expense prior to their acquisition by you. If so, please tell us the amount of revenue and expense generated in each of the last two years.

14. Please provide us with your analysis of whether this was an acquisition of entities under common control, an acquisition of a business that is not under common control, or an

acquisition of a group of assets that does not constitute a business and that are not under common control.

15. Please tell us how you determined none of the disclosures required by ASC 805 are applicable to this transaction.

16. Please tell us how you determined the financial statements of the acquired entities do not need to be included in this filing as either the predecessor to you or under Rule 8-04 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Inventories, page F7

17. We note from your disclosure in Note 7 and on page 15 that you acquire your inventory from a related party company that is also controlled by Thomas Lashan. Please tell us if you take physical possession of the products purchased from this related party company. Also tell us if you share office or storage space with this related party company.

Exhibit 5.1

18. Please have counsel provide the appropriate opinion for the "SS Shares." Similar to counsel's opinion regarding the Shares, Counsel must also opine that SS Shares are legally issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jeffery DeNunzio